Exhibit 99.1

LexinFintech Holdings Ltd. Reports First Quarter 2018

Unaudited Financial Results

SHENZHEN, China, May 21, 2018 /PRNewswire/ — LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumer finance platform for educated young adults in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Operational Highlights:

•                      Total loan originations in the first quarter of 2018 reached RMB14.8 billion, representing an increase of 98.3% from RMB7.5 billion in the first quarter of 2017.

•                      Total outstanding principal balance of loans reached RMB21.3 billion as of March 31, 2018, representing an increase of 99.3% from RMB10.7 billion as of March 31, 2017.

•                      The weighted average tenor of loans originated on our platform in the first quarter of 2018 was approximately 11.5 months. The effective APR1 was 23.4% for the first quarter of 2018.

•                      The GMV of our e-commerce channel amounted to RMB1.2 billion, representing an increase of 28.0% from RMB0.9 billion in the first quarter of 2017.

•                      Customer acquisition cost2 amounted to RMB108 in the first quarter of 2018, representing a decrease of 25.4% from RMB144 in the first quarter of 2017.

•                      Total number of registered users reached 26.4 million as of March 31, 2018, representing an increase of 94.8% from 13.6 million as of March 31, 2017; and users with credit line reached 8.2 million as of March 31, 2018, up by 64.0% from 5.0 million as of March 31, 2017.

•                      Number of active customers who used our loan products in the first quarter of 2018 reached 2.6 million, representing an increase of 39.2% from 1.9 million in the first quarter of 2017. Number of new active customers who used our loan products in the first quarter of 2018 was 0.44 million.

•                      90 day+ delinquency ratio3 were 1.44% as of March 31, 2018.

1 The Effective APR refers to the percentage equal to the annualized actual amount of finance charges, including interest and service fees, generated from a customer loan, divided by the average outstanding principal balance for the loan.

2 Customer acquisition cost refers to the amount of total costs we incur in connection with acquiring customers divided by the number of new active customers during a given time period.

3 90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off.

First Quarter 2018 Financial Highlights:

•                      Total operating revenue reached RMB1.6 billion. Financial services income reached RMB998 million, representing an increase of 56.7% from the first quarter of 2017. Loan facilitation and servicing fees reached RMB164 million, representing an increase of 204% from the first quarter of 2017.

•                      Gross profit reached RMB412 million, representing an increase of 52.2% from the first quarter of 2017.

•                      Net income was RMB146 million, representing an increase of 160% from the first quarter of 2017.

•                      Non-GAAP EBIT was RMB211 million, an increase of 66.8% from the first quarter of 2017.

•                      Adjusted net income was RMB174 million, representing an increase of 88.3% from the first quarter of 2017.

“Our consistent regulatory compliance and our investment in financial technology have enabled us to strengthen our competitive advantages and fuel our growth,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “Nearly a third of Lexin’s operating expenses went into financial technology research and development in the past year, which resulted in higher operating efficiency and greater profitability as we scale up our business.”

“Our technology capabilities, including our Hawkeye risk-management engine and Wormhole fund-matching system, have helped us to gain the trust of additional partners. We believe that our cooperation with various financial institutions will create even more value and contribute to Lexin’s continued growth in the future,” continued Mr. Xiao.

“We saw continued growth in our business in the first quarter,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “In the first quarter of 2018 Lexin’s gross profit reached RMB412 million and non-GAAP EBIT reached RMB211 million, representing an increase of 52.2% and 66.8% from the same period in 2017. Our adjusted net income also increased by 88.3% to RMB174 million.”

“Our strong profit growth reflects increasing operating leverage, which is enabling us to scale up our business with higher operating efficiency,” continued Mr. Zeng. “We hope to continue this momentum as we continue to invest in our technology.”

“As a result of our continuous work on our technology and Hawkeye AI engine, our credit quality continues to be stable and our performance continues to be strong,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “Our M6+ charge-off rate4 continues to be approximately 2.0%. At the end of the first quarter of 2018, our 90 day+ delinquency rate was 1.44%.”

4 “M6+ charge-off rate” refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that become over six months delinquent during a specified period, divided by the total initial principal of the loans originated in such vintage.

First Quarter 2018 Financial Results:

Operating revenue increased from RMB1.2 billion in the first quarter of 2017 to RMB1.6 billion in the first quarter of 2018. This increase was primarily due to the substantial increase in financial services income.

Financial services income increased by 56.7% from RMB637 million in the first quarter of 2017 to RMB998 million in the first quarter of 2018. This increase was primarily due to an increase in the outstanding principal balance of on-balance sheet loans, which was in turn driven by increases in the number of active customers and the average outstanding principal balance of loans per customer.

Loan facilitation and servicing fees increased by 204% from RMB54.1 million in the first quarter of 2017 to RMB164 million in the first quarter of 2018. This increase was primarily due to the significant increase in off-balance sheet loans.

Funding cost increased by 46.1% from RMB176 million in the first quarter of 2017 to RMB257 million in the first quarter of 2018. This increase was primarily due to an increase in our funding debts to fund on-balance sheet loans originated on our platform.

Processing and servicing cost increased by 49.4% from RMB44.1 million in the first quarter of 2017 to RMB65.9 million in the first quarter of 2018. This increase was primarily due to an increase in fees to third-party payment platforms and an increase in salaries and personnel related costs.

Provision for credit losses increased by 135% from RMB122 million in the first quarter of 2017 to RMB287 million in the first quarter of 2018. This increase was primarily due to the increase in the average outstanding principal balance of on-balance sheet loans. In addition, as we had continued to improve our credit assessment and risk management capabilities as well as to enhance our collection efforts, we gradually expanded our customer base to improve our profit, while maintaining credit risks at a reasonable level.

Gross profit increased by 52.2% from RMB271 million in the first quarter of 2017 to RMB412 million in the first quarter of 2018.

Sales and marketing expenses increased by 17.5% from RMB86.4 million in the first quarter of 2017 to RMB102 million in the first quarter of 2018. This increase was primarily due to an increase in payroll expenses and an increase in online promotional fees and advertising costs.

Research and development expenses increased by 54.0% from RMB44.2 million in the first quarter of 2017 to RMB68.1 million in the first quarter of 2018. This increase was primarily due to an increase in payroll and related expenses, an increase in share-based compensation expenses allocated to research and development expenses, and an increase in rental and depreciation expenses allocated to research and development expenses.

General and administrative expenses increased by 36.6% from RMB42.9 million in the first quarter of 2017 to RMB58.6 million in the first quarter of 2018. This increase was primarily due to an increase in share-based compensation expenses allocated to general and administrative expenses and an increase in payroll expenses. In addition, we incurred an increase in professional service fees and rental expenses.

Income tax expense for the first quarter of 2018 was RMB33.4 million, compared to income tax expense of RMB33.5 million in the first quarter of 2017. The decrease of the annualized effective tax rate for the first quarter of 2018 was primarily due to the change of our cost structure and lower enacted tax rate for certain qualified entities. The Company’s subsidiaries completed 2017 annual tax filings with relevant tax authorities in May 2018, which may result in a favorable change of tax positions in recognizing deferred tax assets.

Net income for the first quarter of 2018 was RMB146 million, representing an increase of 160% compared to RMB56.3 million in the first quarter of 2017.

Adjusted net income for the first quarter of 2018 was RMB174 million, representing an increase of 88.3% from RMB92.3 million in the first quarter of 2017.

Please click here to view our vintage curve:

https://mma.prnewswire.com/media/694073/vintage_1.jpg

Outlook

Lexin expects the total loan origination for fiscal year 2018 to be 80 billion. This outlook is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern time on May 21, 2018 8:00 PM Beijing/Hong Kong time on May 21, 2018.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1 845 675 0437 or 1 866 519 4004

International:	65 6713 5090

Hong Kong (toll free):	800 906 601 or 852 3018 6771

China:	400 6208 038 or 800 8190 121

Participants should dial-in at least 5 minutes before the scheduled start time and use the following passcode: 4689247.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexinfintech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 27, 2018, by dialing the following telephone numbers:

United States (toll free):	1 855 452 5696 or 1 646 254 3697

International:	61 2 8199 0299

Replay Access Code:	4689247

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of user funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

For more information, please visit http://ir.lexinfintech.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income and non-GAAP EBIT, two non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses and interest expense associated with convertible loans, and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses and interest expense, net.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation expenses and interest expense associated with convertible loans. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses and interest expense, net. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible loans, income tax expense, and interest expense, net have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.2726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 30, 2018. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexinfintech.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3367-8888 ext. 6993

E-mail: liminchen@lexinfintech.com

ICR Inc.

Media inquiries:

Edmond Lococo

Tel: +86 (10) 6583-7510

E-mail: Edmond.lococo@icrinc.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2017	March 31, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,126,475	613,436	97,796
Restricted cash	561,922	799,950	127,531
Restricted time deposits	6,750	137,774	21,964
Short-term financing receivables, net	9,857,209	11,811,687	1,883,061
Accrued interest receivable	129,622	168,499	26,863
Prepaid expenses and other current assets	945,258	920,736	146,787
Amounts due from related parties	9,447	1,992	318
Inventories, net	101,653	94,550	15,075
Total current assets	12,738,336	14,548,624	2,319,395
Non-current assets
Restricted cash	46,889	65,972	10,517
Restricted time deposits	600	—	—
Long-term financing receivables, net	1,785,045	2,416,099	385,183
Property, equipment and software, net	63,125	71,120	11,338
Long-term investments	23,485	22,693	3,618
Deferred tax assets	38,841	38,841	6,192
Other assets	33,263	25,047	3,993
Total non-current assets	1,991,248	2,639,772	420,841
TOTAL ASSETS	14,729,584	17,188,396	2,740,236
LIABILITIES
Current liabilities
Accounts payable	198,177	129,470	20,641
Amounts due to related parties	67,510	62,680	9,993
Short-term borrowings	168,844	317,647	50,640
Short-term funding debts	10,525,134	12,879,710	2,053,329
Accrued interest payable	290,446	328,434	52,360
Accrued expenses and other current liabilities	1,611,029	1,297,492	206,851
Total current liabilities	12,861,140	15,015,433	2,393,814
Non-current liabilities
Long-term funding debts	166,629	245,836	39,192
Long-term borrowings	289	—	—
Total non-current liabilities	166,918	245,836	39,192
TOTAL LIABILITIES	13,028,058	15,261,269	2,433,006
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	142	144	23
Class B Ordinary Shares	68	68	11
Additional paid-in capital	2,110,957	2,233,391	356,055
Statutory reserves	55,861	55,861	8,906
Accumulated other comprehensive loss	(14,951)	(58,200)	(9,278)
Accumulated deficit	(450,551)	(304,137)	(48,487)
TOTAL SHAREHOLDERS’ EQUITY	1,701,526	1,927,127	307,230
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,729,584	17,188,396	2,740,236

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2017	2018
	RMB	RMB	US$
Operating revenue:
Online direct sales	579,179	542,899	86,551
Services and others	2,616	30,094	4,798
Online direct sales and services income	581,795	572,993	91,349
Interest and financial services income	531,709	782,989	124,827
Loan facilitation and servicing fees	54,061	164,377	26,206
Other revenue	51,033	50,302	8,019
Financial services income	636,803	997,668	159,052
Total operating revenue	1,218,598	1,570,661	250,401
Operating cost:
Cost of sales	(605,720)	(548,723)	(87,479)
Funding cost	(175,920)	(257,026)	(40,976)
Processing and servicing cost	(44,134)	(65,934)	(10,511)
Provision for credit losses	(122,084)	(286,791)	(45,721)
Total operating cost	(947,858)	(1,158,474)	(184,687)
Gross profit	270,740	412,187	65,714
Operating expenses:
Sales and marketing expenses	(86,405)	(101,510)	(16,183)
Research and development expenses	(44,209)	(68,093)	(10,856)
General and administrative expenses	(42,943)	(58,641)	(9,349)
Total operating expenses	(173,557)	(228,244)	(36,388)
Interest expense, net	(21,719)	(3,639)	(580)
Change in fair value of financial guarantee derivatives	16,738	(8,075)	(1,287)
Others, net	(2,423)	7,625	1,216
Income before income tax expense	89,779	179,854	28,675
Income tax expense	(33,522)	(33,441)	(5,331)
Net income	56,257	146,413	23,344
Pre-IPO Preferred Shares redemption value accretion	(16,447)	—	—
Income allocation to participating preferred shares	(34,514)	—	—
Net income attributable to ordinary shareholders	5,296	146,413	23,344

Net income per ordinary share
Basic	0.05	0.44	0.07
Diluted	0.04	0.41	0.07

Net income per ADS
Basic		0.88	0.14
Diluted		0.81	0.13

Weighted average number of ordinary shares outstanding
Basic	110,647,199	331,158,139	331,158,139
Diluted	136,184,241	361,428,816	361,428,816

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2017	2018
	RMB	RMB	US$

Net income	56,257	146,413	23,344
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(984)	(43,249)	(6,895)
Total comprehensive income	55,273	103,164	16,449

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands)

	For the Three Months Ended March 31,
	2017	2018
	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income	56,257	146,413	23,344
Add: Share-based compensation expenses	14,868	27,311	4,354
Interest expense associated with convertible loans	21,142	—	—
Adjusted net income	92,267	173,724	27,698

	For the Three Months Ended March 31,
	2017	2018
	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income	56,257	146,413	23,344
Add: Income tax expense	33,522	33,441	5,331
Share-based compensation expenses	14,868	27,311	4,354
Interest expense, net	21,719	3,639	580
Non-GAAP EBIT	126,366	210,804	33,609